Filed pursuant to Rule 433

Free Writing Prospectus

July 23, 2024

Registration No. 333-277008

One Franklin Parkway San Mateo, CA 94403-1906 tel (650) 312-2000 franklintempleton.com

FOR IMMEDIATE RELEASE

Franklin Templeton Corporate Communications:

            Travis Fishstein, (917) 822-1857, travis.fishstein@franklintempleton.com

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Franklin Templeton Launches Franklin Ethereum ETF (EZET)

EZET allows investors to gain exposure to ether within a regulated exchange-traded fund structure

SAN MATEO, CA, JULY 23, 2024 – Franklin Templeton today launched its second digital assets-backed exchange-traded fund (ETF), the Franklin Ethereum ETF, under the ticker EZET. It is offered on the Cboe BZX Exchange, Inc. and priced at 0.19%, or 19 basis points. Franklin Templeton has agreed to fully waive fees to 0.00% until January 31, 2025, for the first $10.0 billion in fund assets. The fund is a spot ether (ETH) ETF available for U.S. investors and seeks to reflect the performance of the price of ether, less the expense of fund operations. EZET is the latest offering on the growing Franklin Templeton Digital Assets and ETF platforms.

“After the success of our spot bitcoin ETF (EZBC) launch in January, we are proud to add EZET to our growing lineup of digital asset ETFs,” said Patrick O’Connor, Head of Global ETFs for Franklin Templeton. “With EZET, we are thrilled to offer our clients additional access to the digital asset ecosystem within a regulated fund structure that integrates seamlessly into traditional portfolios.”

Since 2018, Franklin Templeton Digital Assets has been building blockchain-based technology solutions, running node validators, and developing a wide range of investment strategies. The firm’s dedicated digital assets research team leverages fundamental “tokenomic” analysis, insights from an imbedded data science team, and deep industry connections to help inform product development and investment decisions.

“We have been active participants and builders in the digital asset ecosystem since 2018 and have seen the transformative power of blockchain technology firsthand” said Roger Bayston, Head of Digital Assets at Franklin Templeton. “Ethereum has been at the forefront of Web3 innovation with things like smart contracts and the Ethereum Virtual Machine and we're excited to bring that technology revolution to our clients.”

Established in 2016, Franklin Templeton’s U.S. ETF platform provides solutions for a range of market conditions and investment objectives through active, smart beta and passively managed ETFs. Franklin Templeton offers over 100 ETFs globally with combined assets under management (AUM) of over $20 billion as of June 30, 2024.

About Franklin Templeton

Franklin Resources, Inc. [NYSE:BEN] is a global investment management organization with subsidiaries operating as Franklin Templeton and serving clients in over 150 countries. Franklin Templeton’s mission is to help clients achieve better outcomes through investment management expertise, wealth management and technology solutions. Through its specialist investment managers, the company offers specialization on a global scale, bringing extensive capabilities in fixed income, equity, alternatives and multi-asset solutions. With more than 1,500 investment professionals, and offices in major financial markets around the world, the California-based company has over 75 years of investment experience and over $1.6 trillion in assets under management as of June 30, 2024. For more information, please visit franklintempleton.com and follow us on LinkedIn, X and Facebook.

The Fund has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Fund has filed with the SEC, when available, for more complete information about the Fund and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at sec.gov or by visiting franklintempleton.com.

All investments involve risks, including possible loss of principal. Before you invest, for more complete information about the Fund and this offering, you should carefully read the Fund's prospectus.

The Fund is not an investment company registered under the Investment Company Act of 1940 (1940 Act), and therefore is not subject to the same regulatory requirements as mutual funds or ETFs registered under the 1940 Act. The Fund is not a commodity pool for purposes of the Commodity Exchange Act (CEA) and accordingly is not subject to the regulatory protections afforded by the CEA.

The Fund holds only ether and cash and is not suitable for all investors. The Fund is not a diversified investment and, therefore, is expected to be more volatile than other investments, such as an investment in a more broadly diversified portfolio. An investment in the Fund is not intended as a complete investment plan.

An investment in the Fund is subject to market risk with respect to the digital asset markets. The trading price of the ether held by the Fund may go up and down, sometimes rapidly or unpredictably. The value of the Fund’s Shares relates directly to the value of ether, which has been in the past, and may continue to be, highly volatile and subject to fluctuations due to a number of factors. Extreme volatility in the future, including substantial, sustained or rapid declines in the trading prices of ether, could have a material adverse effect on the value of the Shares and the Shares could lose all or substantially all of their value.

Competitive pressures may negatively affect the ability of the Fund to garner substantial assets and achieve commercial success.

Digital assets represent a new and rapidly evolving industry, and the value of the Fund’s Shares depends on the acceptance of ether. Due to the relative unregulated nature and lack of transparency surrounding the operations of digital asset exchanges, which may experience fraud, manipulation, security failures or operational problems, as well as the wider ether market, the value of ether and, consequently, the value of the Shares may be adversely affected, causing losses to Shareholders.

Digital asset markets in the U.S. exist in a state of regulatory uncertainty, and adverse legislative or regulatory developments could significantly harm the value of ether or the Shares, such as by banning, restricting or imposing onerous conditions or prohibitions on the use of ether, validation activity, digital wallets, the provision of services related to trading and custodying ether, the operation of the Ethereum network, or the digital asset markets generally.

The Index price used to calculate the value of the Fund’s ether has a limited performance history and may be volatile, adversely affecting the value of the Shares. Moreover, the Index Administrator could experience system failures or errors. Errors in the Index data, computations and/or construction may occur from time to time and may not be identified and/or corrected for a period of time or at all, which may have an adverse impact on the Fund and the Shareholders.

A temporary or permanent “fork” in the Ethereum blockchain could adversely affect the value of the Shares. The Fund does not have the ability or intention to hold any asset (including any crypto asset) other than ether and cash. Shareholders may not receive the benefits of any forks or “airdrops.” Forks or airdrops may result in extraordinary expenses borne by the Fund.

The Fund is a passive investment vehicle and is not actively managed, meaning it does not manage its portfolio to sell ether at times when its price is high, or acquire ether at low prices in the expectation of future price increases. Also, the Fund does not use any hedging techniques to attempt to reduce the risks of losses resulting from ether price decreases. The Fund is not a leveraged product and does not utilize leverage, derivatives or similar instruments or transactions. The Fund's Shares are not interests or obligations of the Fund's Sponsor or its affiliates, and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The amount of ether represented by each Share will decrease over the life of the Fund due to the sales of ether necessary to pay the Sponsor’s Fee and other Fund expenses. Without increases in the price of ether sufficient to compensate for that decrease, the price of the Shares will also decline and you will lose money on your investment in Shares.

Security threats to the Fund’s account at the Ether Custodian or Prime Broker could result in the halting of Fund operations and a loss of Fund assets or damage to the reputation of the Fund, each of which could result in a reduction in the value of the Shares.

The Fund will not stake the ether it holds, so an investment in the Fund’s shares will not realize the economic benefits of staking.

If the process of creation and redemption of Creation Units encounters any unanticipated difficulties, the possibility for arbitrage transactions by Authorized Participants intended to keep the price of the Shares closely linked to the price of ether may not exist and, as a result, the price of the Shares may fall or otherwise diverge from NAV.

Franklin Distributors, LLC. Member FINRA, SIPC. Marketing agent for the Franklin Ethereum ETF.

NOT FDIC INSURED | NO BANK GUARANTEE | MAY LOSE VALUE.

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